# PIMCO INVESTMENTS LLC

(SEC Identification No. 8-68686)

Consolidated Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a Public Document.

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-68686 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PIMCO Investments LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1633 Broadway, 45th Floor
(No. and Street)

| New York | New York | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| David R. Ferrari | (949) 220-5657 | David.Ferrari@pimco.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

| 601 South Figueroa Street | Los Angeles | CA | 90017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 238 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, David R. Ferrari _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PIMCO Investments LLC _____ , as of 12/31 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:

Principal Financial Officer

**This filing** contains (check all applicable boxes):**

- ☒ **(a)** Statement of financial condition.
- ☒ **(b)** Notes to consolidated statement of financial condition.
- ☐ **(c)** Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ **(d)** Statement of cash flows.
- ☐ **(e)** Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ **(f)** Statement of changes in liabilities subordinated to claims of creditors.
- ☐ **(g)** Notes to consolidated financial statements.
- ☐ **(h)** Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ **(i)** Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ **(j)** Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ **(k)** Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ **(l)** Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ **(m)** Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ **(n)** Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ **(o)** Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ **(p)** Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ **(q)** Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ **(r)** Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ **(s)** Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ **(t)** Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ **(u)** Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ **(v)** Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ **(w)** Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ **(x)** Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ **(y)** Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ **(z)** Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**PIMCO INVESTMENTS LLC**

**Table of Contents**

|  | **Page** |
|---|---|



# Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers of PIMCO Investments LLC

## *Opinion on the Consolidated Financial Statement – Statement of Financial Condition*

We have audited the accompanying consolidated statement of financial condition of PIMCO Investments LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

## *Basis for Opinion*

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

*PricewaterhouseCoopers LLP*

Los Angeles, California
February 25, 2026

We have served as the Company's auditor since 2018.

PricewaterhouseCoopers LLP
601 South Figueroa
Los Angeles, CA 90017
(213) 356 6000

**www.pwc.com/us**

# PIMCO INVESTMENTS LLC

## Consolidated Statement of Financial Condition

### December 31, 2025

## Assets

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 138,601,474 |
| Distribution and servicing fees receivable | | 15,430,791 |
| Investments in deferred compensation trust, at fair value | | 53,728,446 |
| Receivable from affiliates | | 29,067,906 |
| Restricted cash and cash equivalents in deferred compensation trust | | 2,436,805 |
| Prepaid expenses | | 1,777,404 |
| Other | | 19,349 |
| Total assets | $ | 241,062,175 |

## Liabilities and Member's Capital

| | | |
|---|---|---:|
| Commissions payable | $ | 21,630,215 |
| Deferred compensation | | 56,165,251 |
| Accounts payable and accrued expenses | | 22,963,152 |
| Accrued compensation | | 15,233,205 |
| Payable to affiliates | | 199,300 |
| Other | | 217,893 |
| Total liabilities | | 116,409,016 |
| Member's capital | | 124,653,159 |
| Total liabilities and member's capital | $ | 241,062,175 |

See accompanying notes to consolidated statement of financial condition.

**PIMCO INVESTMENTS LLC**

Notes to Consolidated Statement of Financial Condition

December 31, 2025

**(1)    Organization and Business**

PIMCO Investments LLC (PI or the Company) is a single-member limited liability company, wholly owned by Pacific Investment Management Company LLC (PIMCO), which in turn is majority owned by Allianz Asset Management of America LLC (AAM LLC). PI is a registered broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Allianz SE indirectly wholly owns the interest of AAM LLC. Allianz SE is a global financial services provider with services predominantly in the insurance and asset management business.

PI serves as the distributor and provides shareholder services to affiliated institutional and retail mutual funds (PIMCO Mutual Funds) and exchange traded funds that are managed by PIMCO (collectively, PIMCO Funds). PI also serves as a solicitor for certain PIMCO retail managed accounts. PI provides financial intermediary support, marketing and communications support, as well as similar support for (but not underwriting of) initial public and secondary offerings of PIMCO closed-end funds (Closed-End Funds).

PI does not carry security accounts for customers and does not perform custodial functions relating to customer securities. PI does not claim an exemption under paragraph (k) of Rule 15c3-3, and relies on Footnote 74 of the SEC Release No. 34-70073.

**(2)    Significant Accounting Policies**

*(a)    Consolidation*

The consolidated statement of financial condition includes the accounts of the Company and the deferred compensation trust, which is a variable interest entity (VIE) and consolidated in accordance with Accounting Standards Codification (ASC) Topic 810, *Consolidation.* The Company's maximum exposure to loss related to the VIE is limited to the carrying amount of the restricted cash and cash equivalents and investments in deferred compensation trust held by the VIE, which are recorded at fair value on the consolidated statement of financial condition. All significant intercompany transactions have been eliminated in the accompanying consolidated statement of financial condition.

*(b)    Basis of Preparation and Use of Estimates*

The consolidated statement of financial condition is prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). The preparation of the accompanying consolidated statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and the accompanying notes. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates

resulting from continuing changes in the economic environment will be reflected in the consolidated statement of financial condition in future periods.

**(c)** **Segment Reporting**

PI has identified its Principal Financial Officer as the chief operating decision maker (CODM), who uses consolidated net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as determining the timing and amount of cash distributions. PI is engaged in a single line of business whose operations constitute a single operating segment, and therefore a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

**(d)** **Fair Value Measurements**

The carrying value of the Company's financial instruments approximates fair value. The carrying value of cash and cash equivalents approximates fair value due to their short maturity. The fair value of distribution and servicing fees receivable and receivable from affiliates has been deemed to approximate their carrying value through reference to their short maturity as well as low credit risk. The underlying investments in the deferred compensation trust are investments measured using actively traded market prices. The carrying value of the deferred compensation liability approximates fair value.

**(e)** **Cash and Cash Equivalents**

PI considers all liquid financial instruments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of cash on deposit with financial institutions and nonaffiliated money deposit accounts that are carried at cost plus accrued income, which approximates fair value. The Company maintains cash at federally insured banking institutions, which generally exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

PI also consolidates cash and cash equivalents held in the deferred compensation trust, which comprises restricted cash and cash equivalents in deferred compensation trust in the accompanying consolidated statement of financial condition.

**(f)** **Investments held in Deferred Compensation Trust**

The Company elected the fair value option under ASC Topic 825 for the underlying investments held in the deferred compensation trust.

**(g)** *Deferred Compensation*

The Company accounts for its deferred compensation liability in accordance with ASC Topic 710 and adjusts the carrying value of the liability for changes in the assets held in the deferred compensation trust in the accompanying consolidated statement of financial condition.

**(h)** *Income Taxes*

Under current federal and applicable state tax laws and regulations, single-member limited liability companies are generally not regarded as separate tax paying entities, and, accordingly, are not themselves subject to income taxes in most jurisdictions. For tax purposes, income, loss, gain, credit, or other elements of PI are included on the ultimate taxpayer's income tax return. PI is subject to state and local taxes in certain jurisdictions.

The accounting standard for income taxes requires the evaluation of tax positions taken in the course of preparing PI's tax returns to determine whether tax positions are "more likely than not" of being sustained by the applicable taxing authority. Tax benefits of positions not deemed to meet the more likely than not threshold, would not be recognized. There were no uncertain tax positions identified in 2025 or previous years.

The ultimate taxpayer's federal income tax returns remain open to examination for the prior three years and the state income tax returns remain open to examination for the prior four years.

**(3)** **Fair Value Measurements**

ASC Topic 820 defines fair value as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. There is a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each asset or liability is based on the assessment of the transparency and reliability of the inputs used in the valuation of such asset or liability at the measurement date. The three hierarchy levels are defined as follows:

- Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities;

- Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date, quoted prices in markets that are not active, or other inputs that are observable, either directly or indirectly; and

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There have been no changes to the Company's valuation policies during the year ended December 31, 2025.

| | December 31, 2025 | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Assets: | | | | |
| Underlying investments held in deferred compensation trust: | | | | |
| Cash and cash equivalents | $ 2,436,805 | 2,436,805 | —— | —— |
| Mutual funds & equity securities | 53,728,446 | 53,728,446 | —— | —— |
| Total | $ 56,165,251 | 56,165,251 | —— | —— |

## (4) Related-Party Transactions

Pursuant to an agreement, PI reimburses AAM LLC monthly for certain overhead and administrative services that are allocated based on time and usage factors. These allocations generally consist of salaries and related benefits for legal, internal audit, and other general and administrative services.

PI has a technology support agreement, whereby PIMCO provides PI various IT-related services which include but are not limited to the following: information security services (i.e. monitoring, incident response, etc.), provision of hardware, and access to PIMCO's software environment. The arrangement stipulates that PI shall not be required to make any payments to PIMCO or any other person for the services provided by PIMCO. PI records a deemed capital contribution from PIMCO for the allocated cost of services assumed by PIMCO.

Pursuant to a shared services agreement, certain management and other employees at PIMCO provide services to PI. These services generally consist of certain sales, account management, product management, marketing, finance, legal, compliance, and other general and administrative services. In addition, PI is receiving the benefit of external services and various overhead that is initially paid by PIMCO. PI reimburses PIMCO monthly for these services, which are allocated based on estimated time and usage factors for each PIMCO department that is providing such services.

Included within receivable and payable to affiliates on the accompanying consolidated statement of financial condition are amounts to be received from or paid to AAM LLC and PIMCO in connection with these services in addition to receivables from and payables due to other affiliates that have arisen in the ordinary course of business. As of December 31, 2025, $29,067,906 and $199,300 were the receivable and payable balances, respectively, to such affiliates.

**(5)   Benefit Plans**

AAM LLC has a nonqualified deferred compensation plan pursuant to which a portion of the compensation otherwise payable to certain eligible employees may be deferred. The plan is maintained primarily for the purpose of providing deferred compensation for a select group of highly compensated management employees, within the meaning of Sections 201(2), 301(a)(3), and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended. Amounts deferred under the plan are invested in marketable securities as directed by the employees and are held in a grantor trust. The assets held in grantor trust are not available to fund ongoing activities of the Company and only would be available to the Company's creditors in the event of insolvency. Total investments and restricted cash and cash equivalents held in trust and the related liability as of December 31, 2025 was $56,165,251 and are included in investments in deferred compensation trust, at fair value, restricted cash and cash equivalents in deferred compensation trust, and deferred compensation in the accompanying consolidated statement of financial condition.

**(6)   Contingencies**

The Company is subject to various pending and threatened legal actions as well as regulatory inquiries, which arise in the normal course of business. In the opinion of management, the disposition of these matters will not have a material adverse effect on the Company's financial condition.

**(7)   Net Capital**

PI is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Form X-17A-5 is prepared on an unconsolidated basis. As of December 31, 2025, PI had net capital of $78,357,709 for regulatory purposes, which was $78,107,709 in excess of its required net capital of $250,000.

**(8)   Subsequent Events**

The Company has evaluated events occurring after the date of the consolidated statement of financial condition through February 25, 2026, the date the consolidated statement of financial condition was available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the consolidated statement of financial condition. No such events were identified.